UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 8, 2010

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On November 8, 2010, the Company issued an Investor Release reporting the Company's October and year-to-date 2010 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*

99   Investor Release of McDonald's Corporation issued November 8, 2010: McDonald's Delivers Global Comparable Sales Increase of 6.5% for October

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


McDONALD'S CORPORATION
(Registrant)


Date: November 9, 2010   By: /s/ Michael Soenke

                                                             Michael Soenke
                                                             Corporate Vice President - Assistant Controller


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Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued November 8, 2010: McDonald's Delivers Global Comparable Sales Increase of 6.5% for October

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE
11/08/10

FOR MORE INFORMATION CONTACT:
Investors: Mary Kay Shaw, 630-623-7559
Media: Heidi Barker, 630-623-3791

McDONALD'S DELIVERS GLOBAL COMPARABLE SALES INCREASE OF 6.5% FOR OCTOBER

OAK BROOK, IL – McDonald's Corporation today announced global comparable sales growth of 6.5% in October. Performance by segment was as follows:

- **U.S. up 5.6%**
- **Europe up 5.8%**
- **Asia/Pacific, Middle East and Africa up 5.3%**

"We are keeping the McDonald's brand in demand around the world by serving great-tasting, high-quality food at an outstanding value," said Chief Executive Officer Jim Skinner. "Moving forward, our customer focus, menu innovation, and the ongoing modernization of our convenient restaurants will continue to deliver the unique McDonald's experience that keeps customers coming back."

U.S. comparable sales increased 5.6% for the month, reflecting the combined power of McDonald's menu, marketing strategies and restaurant operations. The excitement of the Monopoly game promotion and the popularity of the featured core products including Chicken McNuggets, McGriddles, Big Mac and McCafé beverages were key drivers for the month.

In Europe, October comparable sales rose 5.8% due to strong performance in France, the U.K. and Russia. Europe's focus on elevating the customer experience with a blend of menu variety and choice, along with updated restaurants that are more convenient and accessible, contributed to the segment's October performance.

Comparable sales in Asia/Pacific, Middle East and Africa rose 5.3% for the month fueled by sales growth in Japan, China and Australia. APMEA's October results were driven by convenience, value, and a balance of core and local offerings.

Systemwide sales increased 7.4%, or 7.8% in constant currencies, for the month.

Percent Increase/ (Decrease)	Comparable Sales		Systemwide Sales	
Month ended October 31,	**2010**	**2009**	**As Reported**	**Constant Currency**
McDonald's Corporation	6.5	3.3	7.4	7.8
Major Segments:				
U.S.	5.6	(0.1)	6.3	6.3
Europe	5.8	6.4	3.4	8.3
APMEA*	5.3	4.7	13.4	5.7
Year-To-Date October 31,				
McDonald's Corporation	5.2	4.2	7.5	6.6
Major Segments:				
U.S.	3.8	3.1	4.4	4.4
Europe	4.9	5.5	4.5	7.2
APMEA*	6.1	4.0	15.8	7.7

* Asia/Pacific, Middle East and Africa

Definitions

- Comparable sales represent sales at all restaurants in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

- Constant currency results exclude the effects of currency translation and are calculated by translating current year results at prior year average exchange rates.

- Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

- The number of weekdays and weekend days can impact our reported comparable sales. In October 2010, this calendar shift/trading day adjustment consisted of one less Thursday and one more Sunday compared with October 2009. The resulting adjustment varied by area of the world, ranging from approximately -0.2% to 1.2%. In addition, the timing of holidays can impact comparable sales.

Upcoming Communications

Pete Bensen, Chief Financial Officer of McDonald's Corporation, and Jan Fields, President of McDonald's USA, will speak at 9:45 a.m. Eastern Time at the Morgan Stanley Global Consumer & Retail Conference on November 16, 2010. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's tentatively plans to release November 2010 sales on December 8, 2010.

McDonald's is the leading global foodservice retailer with more than 32,000 local restaurants in more than 100 countries. More than 80% of McDonald's restaurants worldwide are owned and operated by franchisees. Please visit our website at www.aboutmcdonalds.com to learn more about the Company.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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